UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Scott Brannan

11790 Glen Road

Potomac, MD 20854

(301) 299-2225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23585110

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Mitchell P. Rales
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,472,803.5[1]
	8	Shared Voting Power None
	9	Sole Dispositive Power 35,472,803.5[1]
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,472,803.5[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.0%[2]
14	Type of Reporting Person (See Instructions) IN

1

Includes 175,283.5 shares of common stock underlying the 35,000 shares of the Company’s Series B Mandatory Convertible Preferred Stock beneficially owned by the Reporting Person, calculated at the conversion rate in effect as of the date of this report.

2

Based on the outstanding number of shares reported in the Company’s final prospectus supplement filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, and assuming conversion of all of the Series B Mandatory Convertible Preferred Stock beneficially owned by the Reporting Person.

EXPLANATORY NOTE

This Statement on Schedule 13D (the “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) to report the Reporting Person’s beneficial ownership of the common stock, par value $.01 per share of Danaher Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). The Reporting Person’s ownership as of February 21, 2020 exceeded 5.0% of the Company’s outstanding common stock due to changes in the total amount of common stock outstanding, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, and not due to any transactions effected by the Reporting Person on or prior to such date. The shares reported as beneficially owned in this Statement have been updated to reflect the Reporting Person’s ownership as of the date hereof, after giving effect to Company’s recent public offering.

Item 1. Security and Issuer

This Statement relates to the common stock, par value $0.01 per share of the Company. The Company’s principal executive offices are located at 2200 Pennsylvania Avenue N.W., Suite 800W, Washington D.C. 20037.

Item 2.	Identity and Background.

(a)	Name. The name of the Reporting Person is Mitchell P. Rales.

(b)	Business Address. The business address of the Reporting Person is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, DC 20037-1701.

(c)

Occupation and Employment. The Reporting Person currently serves on the Boards of Directors of the Company, Fortive Corporation and Colfax Corporation. The Reporting Person is also the Chairman of the Executive Committee of the Company. Fortive Corporation is located at 6920 Seaway Blvd, Everett, WA 98203 and Colfax Corporation is located at 420 National Business Parkway, 5th Floor, Annapolis Junction, MD 20701.

(d)	Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 12, 2020, the Reporting Person acquired beneficial ownership of 35,000 shares of Series B Mandatory Convertible Preferred Stock at the public offering price of $1,000 per share. 25,000 of such shares were acquired by a charitable foundation of which the Reporting Person is a director and 10,000 of the shares were acquired by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee. The purchases were made using general investment funds.

Item 4.	Purpose of Transaction

All shares held by the Reporting Person are held by the Reporting Person for investment purposes. The Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, the Reporting Person may, from time to time, retain or sell all or a portion of his shares in the open market or in privately negotiated transactions. Any actions that the Reporting Person might undertake will depend upon his review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company’s business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

Other than as may have arisen in his capacity as a director of the Company, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. To the extent the Reporting Person may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director of the Company, the Reporting Person does not expect to disclose such developments of his involvement by amending this Statement.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Person is the beneficial owner of 35,472,803.5 shares of common stock representing approximately 5.0% of the approximately 706,519,793 shares outstanding, as disclosed in the Company’s final prospectus supplement filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, and assuming conversion of all of the Series B Mandatory Convertible Preferred Stock beneficially owned by the Reporting Person. The Reporting Person’s ownership consists of 32,000,000 shares owned by limited liability companies of which the Reporting Person is the trustee of the sole member, 4,512 shares owned by the Reporting Person’s two minor children, 862,479 shares held by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee, 194,075 shares attributable to the Reporting Person’s 401(k) account and 2,236,454 shares owned directly. The Reporting Person disclaims beneficial ownership of all shares that are owned directly or indirectly by his spouse and by Steven M. Rales, his brother.

The Reporting Person’s beneficial ownership also consists of approximately 125,202.5 shares of common stock underlying 25,000 shares of the Company’s Series B Mandatory Convertible Preferred Stock owned by a charitable foundation of which the Reporting Person is a director, and approximately 50,081 shares of common stock underlying the 10,000 shares of the Company’s Series B Mandatory Convertible Preferred Stock owned by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee, in each case calculated based on the conversion rate in effect as of the date hereof. At any time prior to April 15, 2023, the Reporting Person has the option to elect to convert the shares of the Series B Mandatory Convertible Preferred Stock in whole or in part into shares of the Company’s common stock at the minimum conversion rate of 5.0081 shares of the Company’s common stock per share of Series B Mandatory Convertible Preferred Stock. In addition, the Series B Mandatory Preferred Stock will convert into shares of the Company’s common stock on the second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding April 15, 2023 (the “mandatory conversion date”). Upon conversion on the mandatory conversion date, the conversion rate for each share of the Series B Mandatory Convertible Preferred Stock will be not more than 6.1349 shares of common stock and not less than 5.0081 shares of common stock, with the exact conversion rate depending on the applicable market value of the common stock.

All of the shares of the Company’s common stock held by the limited liability companies of which the Reporting Person is the trustee of the sole member are pledged to secure lines of credit with certain banks and each of these entities and the Reporting Person are in compliance with these lines of credit.

During the past sixty days, the Reporting Person acquired beneficial ownership of 35,000 shares of Series B Mandatory Convertible Preferred Stock on May 12, 2020 at the public offering price of $1,000 per share. 25,000 of such shares were acquired by a charitable foundation of which the Reporting Person is a director and 10,000 of the shares were acquired by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee. In addition, the reporting person’s two minor children acquired a total of 1,226 shares of common stock on May 12, 2020 at the public offering price of $163.00 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item incorporates by reference the information in Item 4 and Item 5 hereof. There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2020
Date

/s/ Mitchell P. Rales
Signature

Mitchell P. Rales
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)